Filed by Memorial Resource Development Corp..

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Memorial Resource Development Corp..

Commission File No.: 001-36490

This filing relates to a proposed business combination involving Range Resources Corporation and Memorial Resource Development Corp.

Jay C. Graham

Chief Executive Officer

May 16, 2016

Dear Colleagues:

We are very pleased to announce today that we have entered into an agreement with Range Resources Corporation (RRC) in which RRC will acquire MRD, creating a large independent natural gas company in the Marcellus and Terryville Fields with a combined enterprise value of approximately $14 billion. We are truly excited about the opportunities the merger of RRC and MRD presents for all of our stakeholders, including our valued employees whose exceptional performance has made this possible. In less than five years, our team at MRD has worked to build an extraordinary organization, business and asset base. Today represents all of that success as we combine with RRC to manage, develop and produce resources on a broader basis.

The transaction has been approved by MRD and RRC’s board of directors and we expect the transaction to close in the second half of 2016, subject to approval of MRD and RRC shareholders, as well as customary regulatory approvals.

We understand that you will have questions about what this transaction will mean for you. First and foremost, RRC recognizes the exceptional quality of our employees, our technical expertise and our strong business. Both management teams are committed to a thoughtful integration process and are confident that great opportunities exist ahead for many of our employees with RRC.

There will be no immediate change to your employment or responsibility and will be business as usual for all of us. Until the transaction is complete, MRD and RRC will remain separate companies. As we move forward, we ask that you continue to focus on your day-to-day responsibilities, and the excellence we have achieved operationally and safety wise in developing our assets in North Louisiana.

You can learn more about our agreement by reading a copy of today’s press release, which is attached. RRC will hold an investor call at 8 AM (Central). Employees are invited to listen in to the RRC call before I host a town hall in our Houston office at 9 AM (Central). Further information will be available on a continuing basis to address your questions and concerns.

In the coming weeks, you may be asked questions about the transaction by individuals with whom you interact on a daily basis. Please remember that only designated spokespeople are authorized to speak on behalf of MRD.

I want to personally acknowledge that all of you have contributed to MRD being recognized for its operational excellence and sound financial performance. Our collective vision and discipline have brought us to this historic day and the many growth opportunities ahead.

/s/ Jay C. Graham

Memorial Resource Development Corp.

500 Dallas Street, Suite 1800  |  Houston, Texas 77002  |  (713) 588-8300

Important Information for Investors and Shareholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Range and MRD.

In connection with the proposed transaction, Range intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Range and MRD that also constitutes a prospectus of Range. Each of Range and MRD also plan to file other relevant documents with the SEC regarding the proposed transactions. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Any definitive joint proxy statement/prospectus(es) for Range and/or MRD (if and when available) will be mailed to shareholders of Range and/or MRD, as applicable.

INVESTORS AND SECURITY HOLDERS OF RANGE AND MRD ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about Range and MRD, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Range will be available free of charge on Range’s internet website at http://www.rangeresources.com or by contacting Range’s Investor Relations Department by email at lsando@rangeresources.com, damend@rangeresources.com, mfreeman@rangeresources.com, or by phone at 817-869-4267. Copies of the documents filed with the SEC by MRD will be available free of charge on MRD’s internet website at http://www.memorialrd.com or by phone at 713-588-8339.

Participants in the Solicitation

Range, MRD and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of MRD is set forth in MRD’s proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 1, 2016. Information about the directors and executive officers of Range is set forth in its proxy statement for its 2016 annual meeting of shareholders, which was filed with the SEC on April 14, 2016. These documents can be obtained free of charge from the sources indicated above.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Range or MRD using the sources indicated above.

Memorial Resource Development Corp.

500 Dallas Street, Suite 1800  |  Houston, Texas 77002  |  (713) 588-8300

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of federal securities laws, including within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Range’s and MRD’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. The statements in this communication that are not historical statements, including statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, costs and other anticipated financial impacts of the proposed transaction; the combined company’s plans, objectives, future opportunities for the combined company and products, future financial performance and operating results and any other statements regarding Range’s and MRD’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts, are forward-looking statements within the meaning of the federal securities laws.

These statements are subject to numerous risks and uncertainties, many of which are beyond Range’s or MRD’s control, which could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: failure to obtain the required votes of Range’s or MRD’s shareholders; the timing to consummate the proposed transaction; satisfaction of the conditions to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction otherwise does not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Range and MRD; the effects of the business combination of Range and MRD, including the combined company’s future financial condition, results of operations, strategy and plans; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; expected synergies and other benefits from the proposed transaction and the ability of Range to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements and investigations; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to oil and natural gas exploration; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; weather-related issues; changes in capital spending by customers; delays or failures by customers to make payments owed to us; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; and maintaining a highly skilled workforce.

Range’s and MRD’s respective reports on Form 10-K for the year ended December 31, 2015, Form 10-Q for the quarter ended March 31, 2016, recent Current Reports on Form 8-K, and other SEC filings discuss some of the important risk factors identified that may affect these factors and Range’s and MRD’s respective business, results of operations and financial condition. Range and MRD undertake no obligation to revise or update publicly any forward-looking statements for any reason. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Memorial Resource Development Corp.

500 Dallas Street, Suite 1800  |  Houston, Texas 77002  |  (713) 588-8300